

MOTOROSO

2019 Report

Dear investors,

Motoroso has changed a lot over that past few years, and we are now an e-commerce marketplace with over 1.2 million parts & accessories, and we create compelling content at youtubee.com/motoroso to drive awareness, traffic and sales. We are raising some additional angel funds right now, and may open that up to another RegCF campaign, so keep an eye out if you wish to further invest in Motoroso.com!

We need your help!

Tell all your friends to shop for their parts at Motoroso.com, and subscribe to our channel at Youtube.com/motoroso. Our content strategy is key to our growth, and this is one of the best ways you can support us and help drive sales. If you are working on any car projects, we'd love to hear from you directly and see if there may be any opportunity for collaboration! Most importantly, tell you car friends about Motoroso.

Sincerely,

Alex Littlewood

Founder & CEO

Our Mission

The 40 million Americans who love cars & motorcycles currently spend hours scouring through old-school forums, hunting for the parts they want—across 10,000+ websites that mostly look like they're from the '90s. Motoroso will bring it all together in one place. We're not only giving users a better experience, we're also giving brands and service providers an effective way to engage with their most passionate customers. That's why we already have 350+ official brand profiles from Ford to BMW.

See our full profile

How did we do this year?

Report Card

B+

The Good

- We formally launched our e-commerce marketplace with 1.2 Million products! A major technical accomplishment.
- We have been growing our Youtube content rapidly, and already ranking very high for popular searches.
- We've remained extremely lean and capital efficient.

The Bad

- We had trouble finding a scalable and repeatable user acquisition channel.
- Sales have not grown at the pace we would like, and we are not yet profitable.
- We've had some slight issues with staffing/team, but everything is very stable now.

2019 At a Glance

January 1 to December 31

$127,273 +524%	**-$357,254**	**$0** [100%]
Revenue	Net Loss	Short Term Debt
$0	**$110,000**	
Raised in 2017	Cash on Hand As of 05/24/20	

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Motoroso is the worlds first marketplace dedicated exclusively to automotive and motorcycle enthusiasts. In our marketplaceyou can purchase products from sellers you trust, at great prices, with free shipping every time. It's the modern web experience enthusiasts have been waiting for.
The 40 million Americans who love cars & motorcycles currently spend hours scouring through old-school forums, hunting for the parts they want—across 10,000+ websites that mostly look like they're from the '90s. Motoroso will bring it all together in one place. We're not only giving users a better experience, we're also giving brands and service providers an effective way to engage with their most passionate customers. That's why we already have 350+ official brand profiles from Ford to BMW.

Milestones

Motoroso, Inc. was incorporated in the State of Delaware in August 2013.

Since then, we have:

- Techstars Graduate (Mobility '15)

- Official Partner of the Detroit Auto Show

- Partnered with Ford at SEMA '15 & '16

- Over 350 Official Brand Profiles

- Over 3 Million Pageviews to Date

- Over 60,000 Images uploaded and tagged

- Over 1.2 Million performance parts and accessories

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $127,273 compared to the year ended December 31, 2018, when the Company had revenues of $20,401. Our gross margin was 18.38% in fiscal year 2019, compared to 100.0% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $211,788, including $173,207 in cash. As of December 31, 2018, the Company had $592,325 in total assets, including $586,525 in cash.

- *Net Loss.* The Company has had net losses of $357,254 and net losses of $96,557 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $30,482 for the fiscal year ended December 31, 2019 and $64,854 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $20,000 in equity and $1,100,000 in convertibles.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Motoroso, Inc. cash in hand is $110,000, as of May 2020. Over the last three months, revenues have averaged $10,000/month, cost of goods sold has averaged $6,000/month, and operational expenses have averaged $7,000/month, for an average burn rate of $3,000 per month. Our intent is to be profitable in 0 months.

Primarily an Increase in software development expenses, and revenues started coming in via our e-commerce marketplace.

We hope to increase our monthly sales from ~$10k by 10-20% mo/mo, but our costs will remain the same with our lean 3-person team.

We will be raising additional angel capital from our existing investors.

Net Margin: -281% Gross Margin: 18% Return on Assets: -169% Earnings per Share: -$35,725.40

Revenue per Employee: $42,424 Cash to Assets: 82% Revenue to Receivables: ~ Debt Ratio: 14%

Motoroso__Inc._-_Balance_Sheet_2019.pdf

Motoroso__Inc._-_Income_Statement_2019.pdf

Motoroso__Inc__-_Statement_of_Cash_Flows_2019.pdf

Motoroso__Inc__-_Statement_of_Owners__Equity_2019.pdf

We ❤ Our 84 Investors

Thank You For Believing In Us

Techstars
Jason Franklin Bui
James Donnell
Nickie Williams
Martine Spaans
Cory Fossum
Stephen William WALLS
Adam Gettings
Ryan Stanczak
Shane Ward
Fred George
Ryan Martinez
Fontinalis Partners
Richard A. Hart
Sumit Rathore
Michael Beaton
Robi Mitra
James Barnish
Santosh Kumar
Tim Konkol
Travis Walter
Sreenatha R Palnati
John Valera
Alejandro Paschalides
Kevin Kaplan
Meghan McClelland
Suvda Myagmar
Pedro Miguel Perez Iruela
Prashanth Anand
Daniel Shoemaker
Ted Serbinski
Chris Morton
Mark Schroeder
Thomas Kazikiewicz
Steve Brown
Edward H. Cohen
Rem Darbinyan
Mike Kelvin Esguerra
Charles D. Hicks
Billy Longfellow
Adam Greer
Mark Hlady
Avi Stieglitz
Michael Shane Reed
Dave Bell
Michael Ekwale
Reb Risty
Midhat Qidwai
Brent Oberlin
Timothy Dick
Tammy Frost
Michael Buschman
Nik Hart
Andre' P. Fournier
Alan Littlewood
Chris Vale
Dimitry Snezhkov
Kevin Cooney
Stephanie Murphy
Derek Lawson
Patrick REDDY
Roger Guo
Verizon Ventures
Scott Li
John Andrew Kaufman
Timothy W Fisher
Ann M Stillingfleet
Len SHORT
Thomas Purvin
Nunu Abashidze
John Micheal Stephen
Justin Faulkner
Larry Berman
Kiem Tjong
George Myshlyayev
Moon Mah
Alfredo Muccino
Robert Southerland
Paul Hone
James Hansen
Tony Folino
Ronda Broughton
Brian Steacy
Darlington Etumni

Thank You!

From the Motoroso Team



Alex Littlewood
Founder & CEO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Alex Littlewood	CEO @ Motoroso	2013

Officers

OFFICER	TITLE	JOINED
Alex Littlewood	Founder, CEO	2013

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Alex Littlewood	8,656,250	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
05/2014	$50,000		Section 4(a)(2)
06/2015	$100,000		Section 4(a)(2)
06/2016	$50,000		Section 4(a)(2)
06/2015	$20,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
05/24/2014	$50,000			None	
06/27/2015	$100,000			None	
06/25/2016	$50,000			None	

Outstanding Debts

None.

Related Party Transactions

Founder and CEO Alex Littlewood provided an interest-free loan, no maturity loan to the company of $20,000.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class A	11,500,000	10,054,490	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	1,442,500

Risks

Unforeseen and aggressive regulatory laws that make it illegal or highly restricted for humans to drive their own vehicles could have severe negative impact on the aftermarket industry we serve.

Unforeseen and aggressive regulatory laws effecting the sale and installation of aftermarket parts could harm the industry in a material way that makes the business no longer viable.

Failure to attract competent talent (Developers, sales, management, etc.) to execute of the plans of the company.

Extremely competitive and well funded competitor(s) enters market and undermines Motoroso value and user base. A threat like this could come from existing large incumbent players, or other known or unknown early stage competitors.

Failure of planned business models to be economically viable, making it impossible to launch, manage and scale Motoroso profitably.

Malicious internal attack by disgruntled employee(s) on our operations or software could put us into a position that would be very difficult to recover from.

Unforeseen political changes to employment law, offshoring restrictions, taxes, and other changes that could affect Motoroso's ability to conduct business.

Malicious hacking attack (i.e. DDOS) on Motoroso servers to shut down service.

Severe economic downturn could slow growth of marketplace sales, and/or make it challenging to raise additional venture/growth capital as the company progresses.

Death, severe illness, or critical injury of Founder/CEO, Alex Littlewood. This could create a disruption in company leadership that could be difficult to recover from.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[1];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than $5 million , the amount invested divided by the quotient of (a) the Valuation Cap ($5 million) divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Motoroso, Inc.

- Delaware Corporation
- Organized August 2013
- 3 employees

1297 Manzanita Way
San Luis Obispo CA 93401

http://www.motoroso.com

Business Description

Refer to the Motoroso profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Motoroso has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

They failed to submit an annual report in the past.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/motoroso/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*